EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement") is made effective as of May 1, 2020 ("Effective Date"), by and between Enosi Life Sciences Corp., a Delaware corporation ("Company") and H. Michael Shepard ("Executive").

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment. Commencing as of the Effective Date, Company will employ Executive, and Executive will to be employed by Company, upon the terms and conditions set forth herein.

2. Duties.

2.1 Position. Executive shall be employed as the Chief Scientific Officer ("CSO") of the Company and shall have the normal duties, responsibilities, functions and authority of a CSO, subject to the power and authority of the Company's Board of Directors ("Board of Directors") to expand or limit such duties, responsibilities, functions and authority and to overrule actions of officers of Company. Executive shall also have the job title and responsibilities of President until such time as Company engages another person to have the title of President. Executive shall perform faithfully and diligently all duties and responsibilities appropriate for these job titles. Company reserves the right to modify Executive's position and duties at any time in its sole and absolute discretion, provided that the duties assigned are consistent with the position of a senior executive and that Executive continues to report to the Board of Directors.

2.1.2 Without limiting the generality of the foregoing, Executive's responsibilities shall include:

a. Manage Company's intellectual property portfolio and patent prosecution matters

b. Prepare and implement Company's research and development plan

c. Provide scientific leadership for Board's review and adoption of Company's strategic goals, business plan, and R&D plan; and provide leadership for implementation of such plans

d. Assist with Company's fund raising activities and efforts

e. Assist to enhance visibility and stature of Company in the biotech and investment communities

2.2 Full-time Services. Executive will expend Executive's best efforts on behalf of Company, and will abide by all policies and decisions made by the Board of Directors, as well as all applicable federal, state and local laws, regulations or ordinances. Executive will act in the best interest of Company at all times. Executive shall devote Executive's full business time and efforts to the performance of Executive's assigned duties for Company. In performing duties and exercising authority under this Agreement, Executive shall support and implement

the business and strategic plans approved from time to time by the Board of Directors, and shall support and cooperate with the Company's efforts to expand its businesses and operate successfully and in conformity with the business and strategic plans approved by the Board of Directors.

3. At-Will Employment Relationship. Executive's employment with Company is "at-will" and not for any specified period and may be terminated at any time, with or without cause or advance notice, by either Executive or Company, subject to section 7 and its subparts. No representative of Company, other than the Board of Directors, has the authority to alter the at-will employment relationship. Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and an authorized member of the Board of Directors. Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship.

4. Compensation.

4.1 Base Salary. As compensation for Executive's proper performance of Executive's duties hereunder, Company shall pay to Executive an initial Base Salary of $250,000 per year, payable in monthly installments in accordance with the normal payroll practices of Company, less required deductions for state and federal withholding tax, social security and all other employment taxes and payroll deductions. In the event Executive's employment under this Agreement is terminated by either party, for any reason, Executive will earn the Base Salary prorated to the date of termination. The amount of the Base Salary will be reviewed annually by the Board of Directors for possible increase, based upon Executive's performance and the financial condition of Company.

4.1.2 Performance Bonus. Executive will be eligible to earn an annual performance bonus of up to 30% of the Base Salary ("Performance Bonus") based upon the Board's evaluation of Executive's performance and achievements during each year. Any such Performance Bonus for a year shall be decided and paid during the first quarter of the following year. Executive must be employed on the day of pay-out to receive the Performance Bonus.

4.2 Stock Option. Company shall grant to Executive a stock option, pursuant to Company's 2020 Stock Plan, to purchase up to 250,000 shares of Company's Common Stock. Vesting will commence as of September 1, 2019; and 25% (62,500 option shares) will vest on September 1, 2020 and the remaining 75% will vest monthly over months 13 to 48 from September 1, 2019, at the rate of 5,208.33 option shares per month.

4.3 Performance and Salary Review. The Board of Directors will periodically review Executive's performance on no less than an annual basis. Adjustments to salary or other compensation, if any, will be made by the Board of Directors in its sole and absolute discretion.

5. Customary Fringe Benefits. Executive will be eligible for all customary and usual fringe benefits generally available to executives of Company, subject to the terms and conditions of Company's benefit plan documents. Company reserves the right to change or eliminate the fringe benefits on a prospective basis, at any time, effective upon notice to Executive.

5.1 Group Health Insurance Benefits. Executive will be eligible to receive group health insurance coverage for Executive, subject to the terms and conditions of Company's group health insurance policy.

5.2 Vacation/Personal Leave. Executive shall be eligible to accrue four (4) weeks of paid vacation leave time during each year of employment. Said leave time shall continue to accrue until Executive has accrued unused leave time equivalent of 1.75 times the annual rate. At that time, no further leave time shall be earned until Executive has used some portion of her accrued leave time, thereby reducing the total amount of accrued leave time below the permitted maximum. No retroactive accrual will be provided for the period in which leave time accruals have ceased. Executive agrees to not take leave time at times that would be detrimental to the interests of Company.

6. Business Expenses. Executive will be reimbursed for all reasonable, out-of-pocket business expenses incurred in the performance of Executive's duties on behalf of Company, in accordance with Company's business expenses policy. To obtain reimbursement, expenses must be submitted promptly with appropriate supporting documentation in accordance with Company's policies.

7. Termination of Executive's Employment.

7.1 Termination for Cause by Company. Although Company anticipates a mutually rewarding employment relationship with Executive, Company may terminate Executive's employment immediately at any time for Cause. For purposes of this Agreement, "Cause" is defined as: (a) acts or omissions constituting gross negligence, recklessness or willful misconduct on the part of Executive with respect to Executive's obligations or otherwise relating to the business of Company; (b) Executive's material breach of this Agreement, or Company's policies, or other agreements between Company and Executive; or (c) Executive's conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude; (d) Executive's willful neglect of duties as determined in the sole and exclusive discretion of the Board of Directors; (e) Executive's failure to perform the essential functions of Executive's position, with or without reasonable accommodation, if required by law, due to a mental or physical disability; or (f) Executive's death. In the event Executive's employment is terminated in accordance with this subsection 7.1, Executive shall be entitled to receive only the Base Salary then in effect, prorated to the date of termination and any amounts payable pursuant to sections 5 and 6 (collectively "Standard Entitlements"). All other Company obligations to Executive pursuant to this Agreement will become automatically terminated and completely extinguished. Executive will not be entitled to receive the Severance Package described in subsection 7.2 below.

7.2 Termination Without Cause by Company/Severance Package. Company may terminate Executive's employment under this Agreement without Cause at any time on thirty (30) days' advance written notice to Executive. In the event of such termination, Executive will receive (i) the Standard Entitlements, and (ii) a "Severance Payment" equivalent to two weeks of Base Salary for each one full year of employment services (commencing as of September 1, 2019), and (iii) payment by Company of the monthly premium for Executive's group health coverage continuation pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") for six months, provided Executive elects to continue and remains eligible for such benefits and does not become eligible for health coverage through another employer during this period (items (i), (ii) and (iii) are collectively called the "Severance Package"). To receive this Severance Package, Executive must satisfy the following conditions

("Conditions"): (1) comply with all surviving provisions of this Agreement as specified in subsection 14.9 below; and (2) execute a standard separation agreement prepared by Company, which includes a general release of all claims in favor of Company and any related entities, and its officers, directors, executives and agents, to the fullest extent permitted by law; and (3) not revoke such release within any legally permitted revocation period. Payment of the first month's COBRA premium shall commence on the next regular payday following the satisfaction of the Conditions. Similarly, the Severance Payment shall be paid in equal installments in accordance with Company's regular payroll cycle commencing on the next regular payday following the satisfaction of the Conditions. All other Company obligations to Executive will be automatically terminated and completely extinguished.

7.3 Voluntary Resignation by Executive. Executive may voluntarily resign Executive's position with Company at any time on thirty (30) days' advance written notice. In the event of Executive's resignation, Executive will be entitled to receive only the Standard Entitlements. All other Company obligations to Executive pursuant to this Agreement will become automatically terminated and completely extinguished. In addition, Executive will not be entitled to receive the Severance Package described in subsection 7.2 above.

8. Section 409A Compliance. The parties intend for this Agreement either to satisfy the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and all applicable regulations and guidance promulgated thereunder (collectively called "Section 409A"), or to be exempt from the application of Section 409A, and this Agreement shall be construed and interpreted accordingly. If this Agreement either fails to satisfy the requirements of Section 409A, or is not exempt from the application of Section 409A, then the parties hereby agree to amend or to clarify this Agreement in a timely manner so that this Agreement either satisfies the requirements of Section 409A or is exempt from the application of Section 409A.

8.1 "Separation from Service." Notwithstanding any provision in this Agreement to the contrary, any termination of employment contemplated under this Agreement shall satisfy the requirements of a "separation from service" under Section 409A.

8.2 "Specified Executive." Notwithstanding any provision in this Agreement to the contrary, in the event Executive is a "specified executive" as defined in Section 409A, the Severance Package described in Section 7.2 shall not be paid before the expiration of a period of six months following the date of the satisfaction of the Conditions described in Section 7.2. Any such "specified executive" payments to which Executive would otherwise have been entitled during the six-month period following the date of Executive's satisfaction of the Conditions shall be accumulated and paid as soon as administratively practicable following the first date of the seventh month following the date of the satisfaction of the Conditions.

8.3 Tax Consequences. Company hereby informs Executive that the federal, state, local and/or foreign tax consequences (including without limitation those tax consequences implicated by Section 409A) of this Agreement are complex and subject to change. Executive hereby acknowledges that Company has advised Executive that Executive should consult with Executive's own personal tax or financial advisor in connection with this Agreement and its tax consequences. Executive understands and agrees that Company has no obligation and no responsibility to provide Executive with any tax or other legal advice in connection with this Agreement. Executive agrees that Executive shall bear sole and exclusive responsibility for any and all adverse federal, state, local and/or foreign tax consequences

(including without limitation those tax consequences implicated by Section 409A) of this Agreement applicable to Executive's tax returns and reporting obligations.

9. No Conflict of Interest. During Executive's employment with Company, Executive must not engage in any work, paid or unpaid, that creates an actual conflict of interest with Company. Such work shall include, but is not limited to, directly or indirectly competing with Company in any way, or acting as an officer, director, executive, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the business in which Company is now engaged or in which Company becomes engaged during the term of Executive's employment with Company, as may be determined by the Board of Directors in its sole discretion. If the Board of Directors believes such a conflict exists during Executive's employment with Company, the Board of Directors may ask Executive to choose to discontinue the other work or resign employment with Company. In addition, during Executive's term of employment, Executive agrees not to refer any client or potential client of Company to competitors of Company, without obtaining Company's prior written consent.

10. Confidential Information. Executive will have access to trade secrets and confidential information about Company, and its technology, research, products, customers, data, methods of doing business, and finances (the "Confidential Information"). During and after of Executive's employment by Company, Executive may not directly or indirectly disclose or use any such Confidential Information; provided, however, that Executive will not incur any liability for disclosure or use of information which: (a) is permitted in writing by the Board of Directors, or (b) is within the public domain or comes within the public domain without any breach of this Agreement.

11. Inventions. All processes, inventions, technology, methods, software code, patents, copyrights, trademarks, and other intellectual property rights (collectively the "Inventions") that may be conceived or developed by Executive, either alone or with others, during the term of Executive's employment, whether or not conceived or developed during Executive's working hours, and with respect to which (i) the equipment, supplies, facilities, or Confidential Information of Company was used, or (ii) that relate (at the time of conception or reduction to practice of the Invention) to the business of Company or to Company's actual or demonstrably anticipated business research and development, or (iii) that result from any work performed by Executive for Company, will be the sole property of Company. Executive hereby assigns to Company all of Executive's right, title and interest in and to such Inventions, except to the extent that the invention is excluded pursuant to the provisions of Section 2872 of the California Labor Code. Executive must disclose to Company all inventions that Executive conceives during the term of employment, whether or not the invention constitutes an Invention under the terms of the preceding sentence, but such disclosure will be received by Company in confidence. Executive must execute all documents, including patent applications and assignments, requested by Company to evidence or establish Company's rights under this Section 11.

12. Injunctive Relief. Executive acknowledges that Executive's breach of the covenants contained in sections 9-11 (collectively "Covenants") would cause irreparable injury to Company; and Executive agrees that in the event of any such breach, Company shall be entitled to seek temporary, preliminary and permanent injunctive relief, to the extent allowed under the applicable law, without the necessity of proving actual damages or posting any bond or other security.

13. Agreement to Arbitrate. In the event of any dispute or claim relating to or arising out of the parties' employment relationship or the termination of that relationship (including, but not limited to, any claims of wrongful termination or age, sex, race, disability or other discrimination), Executive and Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted before a single neutral arbitrator in San Diego, California pursuant to the rules for arbitration of employment disputes by the American Arbitration Association ("AAA"), or its successors, under the then current rules of AAA for employment disputes (available on-line at www.adr.org). In no event shall the request for arbitration be made after the date when institution of legal or equitable proceedings based on such claims would be barred by the applicable statute of limitations. The arbitrator shall permit adequate discovery and is empowered to award all remedies otherwise available in a court of competent jurisdiction, and any judgment rendered by the arbitrator may be entered by any court of competent jurisdiction. The arbitrator shall issue an award in writing and state the essential findings and conclusions on which the award is based. By executing this Agreement, Executive and Company are both waiving the right to a jury trial with respect to any such disputes. Company shall bear the costs of the arbitrator, forum and filing fees.

14. General Provisions.

14.1 Successors and Assigns. The rights and obligations of Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Company. Executive shall not be entitled to assign any of Executive's rights or obligations under this Agreement.

14.2 Waiver. Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

14.3 Attorneys' Fees. Each side will bear its own attorneys' fees in any dispute unless a statutory section at issue, if any, authorizes the award of attorneys' fees to the prevailing party.

14.4 Severability. In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

14.5 Interpretation; Construction. The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing Company, but Executive has participated in the negotiation of its terms. Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and have it reviewed by legal counsel, if desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

14.6 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the United States and the State of California. Each party consents

to the jurisdiction and venue of the state or federal courts in San Diego, California, if applicable, in any action, suit, or proceeding arising out of or relating to this Agreement.

14.7 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (a) by personal delivery when delivered personally; (b) by overnight courier upon written verification of receipt; (c) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (d) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth below, or such other address as either party may specify in writing.

14.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. For clarity, this Agreement replaces the prior Employment Agreement dated March 25, 2019, between Executive and Enosi Pharmaceuticals Corp. This Agreement may be amended or modified only with the written consent of Executive and the Board of Directors of Company. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

14.9 Survival. Sections 9 ("No Conflict of Interest"), 10 ("Confidential Information), 11 ("Inventions"), 12 ("Injunctive Relief"), 13 ("Agreement to Arbitrate"), and 14 ("General Provisions") of this Agreement shall survive Executive's employment by Company.

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

Company:

Enosi Life Sciences Corp.
By: ______________________________
Name: ____________________________
Title: _____________________________
13225 Bavarian Dr.
San Diego, CA 92129

Executive:

____
H. Michael Shepard
13225 Bavarian Dr.
San Diego, CA 92129